Exhibit 99.1

Yandex Announces Second Quarter 2020 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, July 28, 2020 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Q2 2020 Financial Highlights (1)

Q2 2020 consolidated financial results

●	Revenues of RUB 41.4 billion ($591.9 million), in line with Q2 2019
●	Net loss of RUB 3.7 billion ($52.3 million), down 203% compared with net income of RUB 3.6 billion in Q2 2019; net loss margin of -8.8%
●	Adjusted net income of RUB 1.9 billion ($27.3 million), down 67% compared with Q2 2019; adjusted net income margin of 4.6%
●	Adjusted EBITDA of RUB 8.5 billion ($121.3 million), down 35% compared with Q2 2019; adjusted EBITDA margin of 20.5%

Cash, cash equivalents and term deposits as of June 30, 2020:

●	RUB 241.9 billion ($3,457.8 million) on a consolidated basis, including the net proceeds from a public offering and concurrent private placement of 21.5 million Class A shares on June 24, 2020
●	Of which RUB 24.4 billion ($348.3 million) is related to Taxi segment
●	RUB 17.8 billion ($254.2 million) related to Yandex.Market is not included in Yandex N.V. consolidated balance sheet as of June 30, 2020

(1)	Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 69.9513 to $1.00, the official exchange rate quoted as of June 30, 2020 by the Central Bank of the Russian Federation.

Q2 2020 Operational and Corporate Highlights

Search

●	Share of Russian search market, including mobile, averaged 59.6% in Q2 2020, up from 56.9% in Q2 2019 and 58.1% in Q1 2020, according to Yandex.Radar
●	Search share on Android in Russia was 57.5% in Q2 2020, up from 52.3% in Q2 2019 and 55.5% in Q1 2020, according to Yandex.Radar
●	Mobile search traffic was 56.6% of our total search traffic in Q2 2020. Mobile revenues represented 51.3% of our search revenues in Q2 2020
●	Search queries in Russia grew 29% compared with Q2 2019
●	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 22% compared with Q2 2019
●	Average cost per click decreased 30% compared with Q2 2019

Business Units and Experiments

●	Number of rides in the Taxi service declined 6% year-on-year compared with Q2 2019
●	Number of Media Services subscribers was 4.5 million as of the end of Q2 2020
●	Zen's daily average audience reached 16.8 million users in June 2020, up 59% from June 2019

Corporate

●	Yandex entered into a binding agreement with Sberbank to reorganize their two Joint Ventures – Yandex.Market and Yandex.Money. The transactions closed on July 23. As a result of these transactions, Yandex has become the controlling shareholder in Yandex.Market, while simultaneously exiting the Yandex.Money Joint Venture. Yandex paid net cash consideration of RUB 39.6 billion to Sberbank at the closing date.
●	Yandex issued 21,522,840 new Class A shares and raised gross proceeds of $1.06 billion (before deducting underwriting fees and expenses) in a public offering and concurrent private placement in June
●	Yandex repurchased 732,175 Class A shares in Q2 2020, as part of the share repurchase program announced in November 2019

“It has been both a challenging as well as eventful quarter for us,” said Arkady Volozh, Chief Executive Officer of Yandex. “Our top priority has been to ensure the well-being of our staff, our partners and our users, as we dedicated significant resources to support them through a variety of targeted social initiatives. The COVID-19 pandemic has put pressure on our core advertising and ride-hailing businesses, while at the same time creating a number of new opportunities that we believe further strengthen the company’s long-term potential. We are also excited to regain full operating control over Yandex.Market, which we believe will unlock significant synergies from the deeper integration of the e-commerce business with other parts of the Yandex ecosystem and accelerate its path to profitability.”

“We are pleased with the results we achieved during this very challenging quarter,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “Our immediate focus on cost optimization and improving operational efficiency after the start of the lockdown has definitely paid off and enabled us to mitigate the negative impact of the pandemic on our financial performance. While we have limited visibility in terms of the pace of further recovery, we have been encouraged by the trends that we have seen in July. In addition, we believe that the recent capital raise provides us with ample financial flexibility to continue investing into existing strategic projects and to pursue new exciting opportunities.”

Impact of COVID-19 Pandemic

The COVID-19 pandemic and the resulting strict lockdown measures had a material impact on our financial results and operations in Q2 2020, particularly on our advertising and ride-hailing businesses, as well as classifieds and car-sharing services. The adverse impact was partially offset by the acceleration in FoodTech businesses (both Yandex.Eats and Lavka) and Media Services. During the second quarter Yandex incurred COVID-19 related expenses of RUB 408 million consisting of the costs of personal protective equipment (masks, sanitizers etc.), our Helping Hand project and our driver and courier support fund. In addition, we have invested in various social initiatives to support small and medium sized businesses, restaurants and taxi fleet companies during the challenging pandemic period, as well as in distance education initiatives.

The trends in April were particularly challenging, but we began to see a moderate recovery in advertising and ride-hailing from the end of the month, which continued in May and June (in classifieds and car-sharing the recovery began in June). In July we see a continuing improvement of revenue growth across all the businesses affected by COVID-19.

With regards to our financial position as of the end of June 30, 2020, our analysis of the effect of COVID-19 on goodwill, non-current assets and redeemable non-controlling interests shows no measurable impact. At the same time, the full impact of COVID-19 is still unknown and there is a limited visibility on the sustainability and the further dynamic of the performance recovery across Yandex businesses.

The extent to which the COVID-19 crisis impacts the Company’s results will depend on future developments, which are still highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the virus or treat its impact, among others. The development of the situation with respect to COVID-19 may also lead to changes in estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and six months ended June 30, 2019 and 2020:

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Revenues	41,397	41,407	0%	78,681	88,410	12%
Ex-TAC revenues[2,3]	35,833	37,252	4%	67,782	78,896	16%
Income from operations	7,134	215	-97%	11,949	5,503	-54%
Adjusted EBITDA[2]	13,097	8,485	-35%	23,865	20,632	-14%
Net income/(loss)	3,563	(3,658)	-203%	6,117	1,837	-70%
Adjusted net income[2]	5,825	1,913	-67%	11,265	7,061	-37%

(2)	The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.
(3)	Numbers for the previous periods were restated to reflect minor adjustments of TAC revenue and expenses associated to the presentation of certain content related streams.

Our segment disclosure is available in the Segment financial results section below.

Consolidated revenues breakdown

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Online advertising revenues:
Yandex properties	22,895	20,425	-11%	43,830	44,765	2%
Advertising network	6,246	4,335	-31%	12,351	10,104	-18%
Total online advertising revenues	29,141	24,760	-15%	56,181	54,869	-2%
Revenues related to Taxi segment	8,798	12,473	42%	16,422	23,841	45%
Other	3,458	4,174	21%	6,078	9,700	60%
Total revenues	41,397	41,407	0%	78,681	88,410	12%

Online advertising revenues decreased 15% in Q2 2020 compared with Q2 2019 and generated 60% of total revenues. The negative dynamic of online advertising revenue was driven by the decrease in advertising budgets and slowdown of business activity on the back of the coronavirus outbreak and the resulting lockdown measures. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network.

Online advertising revenues from Yandex properties decreased 11% in Q2 2020 compared with Q2 2019 and accounted for 49% of total revenues.

Online advertising revenues from our advertising network decreased 31% in Q2 2020 compared with Q2 2019 and accounted for 10% of total revenues.

Revenues related to the Taxi segment grew 42% in Q2 2020 compared with Q2 2019 and accounted for 30% of total revenues, compared with 21% of total revenues in Q2 2019. This increase was mainly attributed to the growth of our FoodTech services, including the contributions from Yandex.Lavka and Yandex.Eats, as well as the growth of our corporate Taxi business, the revenues of which we recognize on a gross basis.

Other revenues grew 21% in Q2 2020 compared with Q2 2019 and amounted to 10% of total revenues. The growth was primarily driven by subscription revenues of Media Services, our initiatives related to IoT (Internet of Things) and expansion of our Cloud business, partially offset by a decline in revenues of Yandex.Drive due to the suspension of car-sharing services in Moscow and Saint-Petersburg during the majority of Q2 2020.

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q2 2020 Yandex's headcount decreased by 198 full-time employees, compared to Q1 2020. The total number of full-time employees was 10,227 as of June 30, 2020, down by 2% compared with March 31, 2020, and up 14% from June 30, 2019.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
TAC:
Related to the Yandex advertising network	3,772	2,724	-28%	7,388	6,343	-14%
Related to distribution partners	1,792	1,431	-20%	3,511	3,171	-10%
Total TAC	5,564	4,155	-25%	10,899	9,514	-13%
Total TAC as a % of total revenues	13.4%	10.0%		13.9%	10.8%
Costs related to Taxi segment	2,731	5,905	116%	5,157	9,841	91%
Costs related to Taxi segment as a % of revenues	6.6%	14.3%		6.6%	11.1%
Other cost of revenues	4,282	5,852	37%	8,106	12,792	58%
Other cost of revenues as a % of revenues	10.3%	14.1%		10.3%	14.5%
Total cost of revenues	12,577	15,912	27%	24,162	32,147	33%
Total cost of revenues as a % of revenues	30.4%	38.4%		30.7%	36.4%

TAC decreased 25% in Q2 2020 compared with Q2 2019 and represented 10% of total revenues, down 340 basis points compared with Q2 2019 and 140 basis points down compared with Q1 2020 reflecting the decline of advertising revenues and optimization of TAC rates.

Costs related to the Taxi segment increased 116% compared with Q2 2019. The growth was primarily a result of the increase of the costs of goods sold (COGS) in our FoodTech services, mainly reflecting the growth of Yandex.Lavka, our hyperlocal grocery delivery service, and the increase of costs related to our corporate Taxi business. We are the principal in transactions with our Taxi corporate clients and, therefore, we recognize both revenues and the cost of revenues on a gross basis.

Other cost of revenues in Q2 2020 increased 37% compared with Q2 2019 as a result of our investments in content within Media Services and Search and Portal, as well as our IoT initiatives.

Product development

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Product development	6,896	8,970	30%	14,103	16,898	20%
As a % of revenues	16.6%	21.7%		17.9%	19.1%

Product development expenses grew 30% in Q2 2020 compared to Q2 2019, primarily reflecting growth of share-based compensation and the increase of personnel expenses driven by new hires and salary increases.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Sales, general and administrative	11,034	12,258	11%	21,454	25,800	20%

As a % of revenues	26.7%	29.6%	27.3%	29.2%

SG&A expenses grew 11% in Q2 2020 compared to Q2 2019. The growth was driven by the increase of share-based compensation and personnel costs, partially offset by savings on advertising and marketing expenses, particularly in the Taxi and Classifieds segments, and other overheads.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
SBC expense included in cost of revenues	64	138	116%	132	214	62%
SBC expense included in product development	1,480	2,598	76%	3,413	4,280	25%
SBC expense included in SG&A	656	1,473	125%	1,344	2,466	83%
Total SBC expense	2,200	4,209	91%	4,889	6,960	42%
As a % of revenues	5.3%	10.2%		6.2%	7.9%

Total SBC expense increased 91% in Q2 2020 compared with Q2 2019. The growth was primarily related to new equity-based grants made in 2019-2020 as well as the replacement of cash bonuses by equity compensation for some senior employees, as part of the Company’s COVID-19 related cost optimization initiatives.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Depreciation and amortization	3,756	4,052	8%	7,013	8,062	15%
As a % of revenues	9.1%	9.8%		8.9%	9.1%

D&A expense increased 8% in Q2 2020 compared with Q2 2019. The D&A expense increase was mainly driven by investments in intangible assets, servers and other equipment. Intangible assets amortization increased in line with investment growth in content creation and license procurement.

Income from operations

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Income from operations	7,134	215	-97%	11,949	5,503	-54%

Income from operations decreased 97% in Q2 2020 compared with Q2 2019. The decrease primarily reflects the decline of online advertising revenues and continuing investments in our rapidly growing new businesses.

Segment financial results

Search & Portal

Our Search and Portal segment offers a broad range of services in Russia, Belarus, Kazakhstan and Uzbekistan.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Revenues:
Search and Portal	29,090	25,455	-12%	56,199	55,581	-1%

Search and Portal, excluding IoT*	28,899	24,913	-14%	55,786	54,639	-2%
Revenues Ex-TAC:
Search and Portal	22,826	20,814	-9%	44,013	44,961	2%
Search and Portal, excluding IoT*	22,635	20,272	-10%	43,600	44,019	1%
Adjusted EBITDA:
Search and Portal	13,747	11,194	-19%	26,594	25,859	-3%
Search and Portal, excluding IoT*	13,870	11,345	-18%	26,887	26,137	-3%
Adjusted EBITDA margin:
Search and Portal	47.3%	44.0%	-3.3%	47.3%	46.5%	-0.8%
Search and Portal, excluding IoT*	48.0%	45.5%	-2.5%	48.2%	47.8%	-0.4%

*IoT stands for Internet of Things

Revenues declined by 12% year-on-year in Q2 2020, reflecting the adverse impact of the deterioration of the advertising business amid the coronavirus outbreak and the resulting lockdown measures.

Ex-TAC revenues declined by 9% in Q2 2020 compared to Q2 2019, reflecting the adverse impact of the deterioration of the advertising business partially offset by optimization of traffic acquisition costs.

Taxi

The Taxi segment includes our Ride-hailing business (including Yandex.Taxi and Uber in Russia and neighboring countries), FoodTech business (including Yandex.Eats, our ready-to-eat delivery service, Yandex.Chef, a meal kit subscription service, and Yandex.Lavka, our hyperlocal grocery delivery service) and our Self-Driving Cars (“SDC”) division.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Revenues:
Ride-hailing & FoodTech	8,810	12,448	41%	16,449	23,870	45%
SDC	-	55	n/m	-	55	n/m
Total revenues	8,810	12,503	42%	16,449	23,925	45%
Adjusted EBITDA:
Ride-hailing & FoodTech	726	993	37%	837	1,861	122%
SDC	(303)	(740)	144%	(530)	(1,494)	182%
Total Adjusted EBITDA	423	253	-40%	307	367	20%
Adjusted EBITDA margin:
Ride-hailing & FoodTech	8.2%	8.0%	-0.2%	5.1%	7.8%	2.7%
SDC	n/m	n/m	n/m	n/m	n/m	n/m
Total Adjusted EBITDA margin	4.8%	2.0%	-2.8%	1.9%	1.5%	-0.4%

Taxi segment revenues increased by 42%, primarily driven by the solid performance of our food delivery business as well as the growth of Yandex.Lavka and our corporate Taxi business, where we recognize revenue on a gross basis.

Adjusted EBITDA of Taxi was RUB 253 million in Q2 2020, compared to RUB 423 million in Q2 2019. The decrease of adjusted EBITDA was driven by investments in the expansion of Yandex.Lavka footprint and development of autonomous vehicles, partially offset by the improving profitability of our ride-hailing business and smaller losses related to our ready-to-eat delivery business.

Classifieds

The Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs.

In RUB millions	Three months ended June 30,	Six months ended June 30,

	2019	2020	Change	2019	2020	Change
Revenues	1,302	886	-32%	2,408	2,374	-1%
Adjusted EBITDA:	265	80	-70%	(63)	(24)	-62%
Adjusted EBITDA margin:	20.4%	9.0%	-11.4%	-2.6%	-1.0%	1.6%

Classifieds revenues declined 32% in Q2 2020 compared with Q2 2019, primarily as a result of closure of auto dealerships on the back of the strict lockdown regime due to the COVID-19 pandemic, and a slowdown in real estate demand.

Media Services

The Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha, our production center Yandex.Studio and our subscription service Yandex.Plus.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Revenues	876	1,700	94%	1,610	3,133	95%
Adjusted EBITDA:	(438)	(857)	96%	(878)	(1,567)	78%
Adjusted EBITDA margin:	-50.0%	-50.4%	-0.4%	-54.5%	-50.0%	4.5%

Media Services revenues grew 94% in Q2 2020 compared with Q2 2019. The increase was primarily driven by growth of subscription revenues in Yandex.Music and KinoPoisk, particularly duing the COVID-19 lockdown. Increasing Adjusted EBITDA losses reflect our investments in content and marketing on the back of increased demand for our services.

Other Bets and Experiments

The Other Bets and Experiments category includes Yandex.Drive, Zen, Geolocation Services, Yandex.Cloud and Yandex.Education.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Revenues	3,420	2,802	-18%	5,898	7,713	31%
Adjusted EBITDA:	(947)	(2,283)	141%	(2,186)	(4,200)	92%
Adjusted EBITDA margin:	-27.7%	-81.5%	-53.8%	-37.1%	-54.5%	-17.4%

Other Bets and Experiments revenues declined 18% in Q2 2020 compared with Q2 2019. The decrease was primarily driven by Yandex.Drive, our car-sharing service, partially offset by revenue growth in other experiments. The decline of Yandex.Drive revenues was due to the suspension of car-sharing services in Moscow and Saint-Petersburg from mid-April to mid-June. The Adjusted EBITDA loss amounted to RUB 2.3 billion, up from a loss of RUB 0.9 billion in Q2 2019, driven by costs associated with Yandex.Drive, followed by Geo and Cloud.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, primarily related to advertising. Eliminations related to our Adjusted EBITDA mainly reflect reallocation of a portion of Search and Portal D&A expenses related to leasehold improvements to office rent expenses of our business units.

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Revenues:
Segment revenues	43,498	43,346	0%	82,564	92,726	12%
Eliminations	(2,101)	(1,939)	-8%	(3,883)	(4,316)	11%
Total revenues	41,397	41,407	0%	78,681	88,410	12%
Adjusted EBITDA:

Segment Adjusted EBITDA	13,050	8,387	-36%	23,774	20,435	-14%
Eliminations	47	98	109%	91	197	116%
Total adjusted EBITDA	13,097	8,485	-35%	23,865	20,632	-14%

Adjusted EBITDA decreased 35% in Q2 2020 compared with Q2 2019. The decline was mainly driven by the COVID-19 related adverse effects on Search and Portal and Yandex.Drive segments and higher investments in Media Services.

Adjusted EBITDA includes RUB 408 million of COVID-19 related expenses for personal protective equipment (masks, sanitizers etc.), the Company’s Helping Hand project and our driver and courier support fund, RUB 177 million of advisory fees related to the reorganization of Yandex.Market and Yandex.Money, as well as other expenses related to various initiatives to support small and medium sized businesses, restaurants and taxi fleet companies during the challenging pandemic period.

Yandex.Market

We recognized the financial results of the Yandex.Market group in our Q2 2020 consolidated results using the equity method, as the previously announced transaction with Sberbank was not completed in Q2 2020. Yandex.Market group revenues grew 89% in Q2 2020 compared with Q2 2019 and amounted to RUB 7.2 billion on the back of solid performance across both the price comparison and the marketplace businesses. Price Comparison revenues grew by 33% year-on-year, while gross merchandise value (GMV) of Beru marketplace increased 247% compared with Q2 2019. Adjusted EBITDA loss of Yandex.Market group was RUB 1.8 billion compared with RUB 2.0 billion loss in Q2 2019. The results of Yandex.Market will be included in our consolidated results from July 24, 2020.

Interest income in Q2 2020 was RUB 971 million, compared with RUB 834 million in Q2 2019.

Interest expense in Q2 2020 was RUB 678 million, up from RUB 12 million in Q2 2019, reflecting interest on the convertible bonds issued in February 2020.

Foreign exchange loss in Q2 2020 was RUB 1,282 million, compared with a foreign exchange loss of RUB 270 million in Q2 2019. This loss reflects the appreciation of the Russian ruble during Q2 2020 from RUB 77.7325 to $1.00 on March 31, 2020, to RUB 69.9513 to $1.00 on June 30, 2020. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the other (loss)/income, net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q2 2020.

Income tax expense for Q2 2020 was RUB 1,993 million, down from RUB 3,033 million in Q2 2019. Our effective tax rate of minus 119.7% in Q2 2020 was lower than in Q2 2019. Adjusted for SBC expense, deferred tax asset valuation allowances, certain losses from the share of Yandex.Market’s financial results which are non-deductible and certain tax provisions recognized, our effective tax rate for Q2 2020 was 27.9%, compared with 24.1% for Q2 2019 as adjusted for SBC expense and similar effects in that year.

Net loss was RUB 3.7 billion ($52.3 million) in Q2 2020, down 203% compared with the net income of RUB 3.6 billion in Q2 2019 as a result of the decline in the income of operations, foreign exchange losses and interest expenses.

Adjusted net income in Q2 2020 was RUB 1.9 billion ($27.3 million), a 67% decrease from Q2 2019.

Adjusted net income margin was 4.6% in Q2 2020, compared with 14.1% in Q2 2019.

In June 2020, Yandex conducted a public offering and a concurrent private placement of 21,522,840 new Class A shares and received net proceeds of $1.05 billion (after deducting underwriting fees and expenses).

As of June 30, 2020, Yandex had cash, cash equivalents and term deposits of RUB 241.9 billion ($3,457.8 million), including cash, cash equivalents and term deposits of Yandex.Taxi in total amount of RUB 24.4 billion ($348.3 million).

Net cash flow used in operating activities for Q2 2020 was RUB 0.1 billion ($1.9 million) and capital expenditures were RUB 10.3 billion ($146.9 million).

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi and Classifieds segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitles them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of June 30, 2020 was 350,074,421, including 314,365,746 Class A shares, 35,708,674 Class B shares, and one Priority share and excluding 3,064,733 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 3.2 million shares, at a weighted average exercise price of $38.15 per share, 1.8 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.72, all of which were fully vested; and restricted share units (RSUs) covering 12.4 million shares, of which RSUs to acquire 3.0 million shares were fully vested.

Financial outlook

Given the persisting uncertainty around the full economic impact of the coronavirus pandemic and potential further disruptions caused by the health crisis and related governmental and businesses responses, we are unable at this time to reliably predict the pace and the shape of the recovery for our businesses. As such, we are not providing 2020 guidance until there is greater clarity regarding the impact of the current pandemic on the business environment generally and on Yandex in particular.

Conference Call Information

Yandex’s management will hold an earnings conference call on July 28, 2020 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

We recommend using the dial-in option if you plan to ask questions. In this case please connect at least 10 minutes prior to the call start time (using dial-in number and passcode specified below) and clearly state the information requested after the tone.

To access the conference call live, please dial:

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A replay of the call will be available until August 4, 2020. To access the replay, please dial:

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A live and archived webcast of this conference call will be available at

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ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products and other mobile applications for millions of consumers across the globe. Yandex, which has 36 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 2, 2020 and November 18, 2019, respectively, and are available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of July 28, 2020, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted effective tax rate, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
●	Adjusted EBITDA means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation payable to employees in connection with certain business combinations, (4) one-off restructuring expenses, (5) interest expense, (6) loss from equity method investments, (7) other loss/(income), net and (8) income tax expense, less interest income
●	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
●	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
●	Adjusted net income means U.S. GAAP net income/(loss) plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) foreign exchange losses/(gains) adjusted for (reduction)/increase in income tax attributable to foreign exchange losses/(gains), (4) one-off restructuring expenses and (5) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax, less effect of deconsolidation of former subsidiaries

●	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
●	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions and bonuses but, unlike sales commissions and bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring expenses

Adjusted net income and adjusted EBITDA for H1 2020 exclude expenses related to restructuring targeted amendments to Corporate Governance Structure approved by shareholders in December 2019. We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	June 30,	June 30,
	2019*	2020	2020
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	56,415	184,292	2,634.6
Term deposits	31,891	57,582	823.2
Accounts receivable, net	17,832	16,137	230.7
Prepaid expenses	3,315	3,311	47.3
Funds receivable, net	1,226	1,162	16.6
Other current assets	9,605	13,076	186.9
Total current assets	120,284	275,560	3,939.3

Property and equipment, net	47,856	54,123	773.7
Operating lease right-of-use assets	21,218	15,201	217.3
Intangible assets, net	10,365	9,838	140.6
Non-current content assets, net	3,295	4,318	61.7
Goodwill	52,205	52,247	746.9
Long-term prepaid expenses	2,289	2,324	33.4
Investments in non-marketable equity securities	28,073	26,097	373.1
Deferred tax assets	1,847	1,325	18.9
Other non-current assets	3,694	3,833	54.8
TOTAL ASSETS	291,126	444,866	6,359.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	34,978	32,562	465.5
Income and non-income taxes payable	8,020	4,884	69.8
Deferred revenue	3,542	3,823	54.7
Total current liabilities	46,540	41,269	590.0
Convertible debt	-	77,893	1,113.5
Deferred tax liabilities	1,951	3,301	47.2
Operating lease liabilities	10,841	7,471	106.8
Other accrued liabilities	2,359	1,805	25.8
Total liabilities	61,691	131,739	1,883.3

Commitments and contingencies
Redeemable noncontrolling interests	14,246	15,081	215.6
Shareholders’ equity:
Priority share: €1.00 par value; shares authorized (1 and 1), shares issued (1 and 1) and outstanding (nil and 1)	—	—	—
Preference shares: €0.01 par value; nil shares authorized, issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 293,527,655 and 317,430,479, Class B: 37,138,658 and 35,708,674, and Class C: 610,000 and 1,429,984, respectively); shares outstanding (Class A: 292,719,508 and 314,365,746, Class B: 37,138,658 and 35,708,674, and Class C: nil)	261	275	3.9
Treasury shares at cost (Class A: 808,147 and 3,064,733, Priority share: 1 and nil, respectively)	(411)	(3,689)	(52.7)
Additional paid-in capital	68,050	145,880	2,085.5
Accumulated other comprehensive income	4,841	11,561	165.3
Retained earnings	122,187	123,495	1,765.4
Total equity attributable to Yandex N.V.	194,928	277,522	3,967.4
Noncontrolling interests	20,261	20,524	293.4
Total shareholders’ equity	215,189	298,046	4,260.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	291,126	444,866	6,359.7

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,
	2019	2020	2020
	RUB	RUB	$

Revenues	41,397	41,407	591.9
Operating costs and expenses:
Cost of revenues(1)	12,577	15,912	227.5
Product development(1)	6,896	8,970	128.2
Sales, general and administrative(1)	11,034	12,258	175.3
Depreciation and amortization	3,756	4,052	57.9
Total operating costs and expenses	34,263	41,192	588.9
Income from operations	7,134	215	3.0
Interest income	834	971	13.9
Interest expense	(12)	(678)	(9.7)
Loss from equity method investments	(946)	(977)	(14.0)
Other loss, net	(414)	(1,196)	(17.0)
Net income/(loss) before income taxes	6,596	(1,665)	(23.8)
Income tax expense	3,033	1,993	28.5
Net income/(loss)	3,563	(3,658)	(52.3)
Net loss attributable to noncontrolling interests	289	347	5.0
Net income/(loss) attributable to Yandex N.V.	3,852	(3,311)	(47.3)
Net income/(loss) per Class A and Class B share:
Basic	11.80	(10.09)	(0.14)
Diluted	11.47	(9.90)	(0.14)
Weighted average number of Class A and Class B shares outstanding
Basic	326,335,979	328,039,776	328,039,776
Diluted	334,912,393	334,514,961	334,514,961

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	64	138	2.0
Product development	1,480	2,598	37.1
Sales, general and administrative	656	1,473	21.1

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30,
	2019	2020	2020
	RUB	RUB	$

Revenues	78,681	88,410	1,263.9
Operating costs and expenses:
Cost of revenues(1)	24,162	32,147	459.6
Product development(1)	14,103	16,898	241.6
Sales, general and administrative(1)	21,454	25,800	368.7
Depreciation and amortization	7,013	8,062	115.3
Total operating costs and expenses	66,732	82,907	1,185.2
Income from operations	11,949	5,503	78.7
Interest income	1,661	1,699	24.3
Interest expense	(13)	(903)	(12.9)
Loss from equity method investments	(1,584)	(2,083)	(29.8)
Other (loss)/income, net	(649)	3,325	47.5
Net income before income taxes	11,364	7,541	107.8
Income tax expense	5,247	5,704	81.5
Net income	6,117	1,837	26.3
Net loss attributable to noncontrolling interests	687	713	10.2
Net income attributable to Yandex N.V.	6,804	2,550	36.5
Net income per Class A and Class B share:
Basic	20.89	7.75	0.11
Diluted	20.39	7.57	0.11
Weighted average number of Class A and Class B shares outstanding
Basic	325,741,663	329,069,513	329,069,513
Diluted	333,750,613	335,854,248	335,854,248

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	132	214	3.1
Product development	3,413	4,280	61.2
Sales, general and administrative	1,344	2,466	35.2

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2019	2020	2020
	RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income/(loss)	3,563	(3,658)	(52.3)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,100	3,336	47.7
Amortization of intangible assets	656	716	10.2
Amortization of contents assets	223	961	13.7
Operating lease right-of-use assets amortization	2,097	1,504	21.5
Amortization of debt discount and issuance costs	-	493	7.0
Share-based compensation expense	2,200	4,209	60.2
Deferred income tax expense	772	1,167	16.7
Foreign exchange losses	270	1,282	18.3
Loss from equity method investments	946	977	14.0
Other	182	39	0.6
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(908)	526	7.5
Prepaid expenses and other assets	(950)	(3,496)	(49.9)
Accounts payable and accrued liabilities	(1,361)	(6,890)	(98.5)
Deferred revenue	256	136	1.9
Change in content assets	(777)	(1,517)	(21.7)
Change in content liabilities	274	85	1.2
Net cash provided by/(used in) operating activities	10,543	(130)	(1.9)
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(7,724)	(10,276)	(146.9)
Proceeds from sale of property and equipment	22	29	0.4
Acquisitions of businesses, net of cash acquired	-	(95)	(1.4)
Investments in non-marketable equity securities	(65)	-	-
Investments in term deposits	(27,755)	(60,247)	(861.2)
Maturities of term deposits	5,552	66,287	947.6
Loans granted, net of proceeds from repayments	84	16	0.2
Net cash used in investing activities	(29,886)	(4,286)	(61.3)
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	20	34	0.5
Repurchases of share options	-	(642)	(9.2)
Proceeds from issuance of ordinary shares	-	72,650	1,038.7
Ordinary shares issuance costs	-	(4)	(0.1)
Repurchases of ordinary shares	-	(1,719)	(24.6)
Payment for contingent consideration	(14)	-	-
Payment for finance leases	-	(26)	(0.4)
Other financing activities	20	(33)	(0.5)
Purchase of redeemable noncontrolling interests	(187)	(47)	(0.7)
Net cash (used in)/provided by financing activities	(161)	70,213	1,003.7
Effect of exchange rate changes on cash and cash balances	(512)	(6,651)	(95.0)
Net change in cash and cash equivalents	(20,016)	59,146	845.5
Cash and cash equivalents at beginning of period	53,869	125,189	1,789.7
Cash and cash equivalents at end of period	33,853	184,335	2,635.2

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	53,825	125,142	1,789.0
Restricted cash, beginning of period	44	47	0.7
Cash and cash balances, beginning of period	53,869	125,189	1,789.7

Cash and cash equivalents, end of period	33,809	184,292	2,634.6
Restricted cash, end of period	44	43	0.6
Cash and cash balances, end of period	33,853	184,335	2,635.2

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2019	2020	2020
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	6,117	1,837	26.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	5,740	6,669	95.4
Amortization of intangible assets	1,273	1,393	19.9
Amortization of contents assets	387	1,548	22.1
Operating lease right-of-use assets amortization	4,009	4,146	59.3
Amortization of debt discount and issuance costs	-	637	9.1
Share-based compensation expense	4,889	6,960	99.5
Deferred income tax expense	1,760	740	10.6
Foreign exchange losses/(gains)	549	(3,157)	(45.1)
Loss from equity method investments	1,584	2,083	29.8
Other	186	132	1.9
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(1,576)	1,553	22.2
Prepaid expenses and other assets	(3,320)	(4,204)	(60.1)
Accounts payable and accrued liabilities	190	(9,718)	(139.0)
Deferred revenue	34	176	2.4
Change in content assets	(1,709)	(2,603)	(37.2)
Change in content liabilities	957	(628)	(9.0)
Net cash provided by operating activities	21,070	7,564	108.1
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(9,705)	(12,681)	(181.3)
Proceeds from sale of property and equipment	29	38	0.5
Acquisitions of businesses, net of cash acquired	(347)	(95)	(1.4)
Investments in non-marketable equity securities	(65)	(15)	(0.2)
Investments in term deposits	(47,755)	(121,992)	(1,743.9)
Maturities of term deposits	5,552	93,586	1,337.9
Loans granted, net of proceeds from repayments	84	16	0.2
Net cash used in investing activities	(52,207)	(41,143)	(588.2)
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options	51	48	0.7
Repurchases of share options	-	(642)	(9.2)
Proceeds from issuance of convertible debt	-	82,046	1,172.9
Proceeds from issuance of ordinary shares	-	72,650	1,038.6
Ordinary shares issuance costs	-	(4)	(0.1)
Repurchases of ordinary shares	-	(10,165)	(145.3)
Payment for contingent consideration	(47)	(10)	(0.1)
Proceeds from sale of noncontrolling interests	20	-	-
Payment for finance leases	-	(140)	(2.0)
Other financing activities	(12)	(66)	(0.9)
Purchase of redeemable noncontrolling interests	(212)	(47)	(0.7)
Net cash (used in)/provided by financing activities	(200)	143,670	2,053.9
Effect of exchange rate changes on cash and cash balances	(3,696)	17,791	254.4
Net change in cash and cash equivalents	(35,033)	127,882	1,828.2
Cash and cash equivalents at beginning of period	68,886	56,453	807.0
Cash and cash equivalents at end of period	33,853	184,335	2,635.2

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	68,798	56,415	806.5
Restricted cash, beginning of period	88	38	0.5
Cash and cash balances, beginning of period	68,886	56,453	807.0

Cash and cash equivalents, end of period	33,809	184,292	2,634.6
Restricted cash, end of period	44	43	0.6
Cash and cash balances, end of period	33,853	184,335	2,635.2

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Total revenues	41,397	41,407	0%	78,681	88,410	12%
Less: traffic acquisition costs (TAC)	5,564	4,155	-25%	10,899	9,514	-13%
Ex-TAC revenues	35,833	37,252	4%	67,782	78,896	16%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Net income/(loss)	3,563	(3,658)	-203%	6,117	1,837	-70%
Add: depreciation and amortization	3,756	4,052	8%	7,013	8,062	15%
Add: share-based compensation expense	2,200	4,209	91%	4,889	6,960	42%
Add: compensation expense related to contingent consideration	7	9	29%	14	9	-36%
Add: one-off restructuring expenses	-	-	n/m	-	98	n/m
Less: interest income	(834)	(971)	16%	(1,661)	(1,699)	2%
Add: interest expense	12	678	n/m	13	903	n/m
Add: loss from equity method investments	946	977	3%	1,584	2,083	32%
Add: other loss/(income), net	414	1,196	189%	649	(3,325)	n/m
Add: income tax expense	3,033	1,993	-34%	5,247	5,704	9%
Adjusted EBITDA	13,097	8,485	-35%	23,865	20,632	-14%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended June 30,			Six months ended June 30,
	2019	2020	Change	2019	2020	Change
Net income/(loss)	3,563	(3,658)	-203%	6,117	1,837	-70%
Add: SBC expense	2,200	4,209	91%	4,889	6,960	42%
Less: reduction in income tax attributable to SBC expense	(21)	(32)	52%	(39)	(48)	23%
Add: compensation expense related to contingent consideration	7	9	29%	14	9	-36%
Add: foreign exchange losses/(gains)	270	1,282	375%	549	(3,157)	n/m
Less: (reduction)/increase in income tax attributable to foreign exchange losses/(gains)	(73)	(267)	266%	(144)	884	n/m
Add: one-off restructuring expenses	-	-	n/m	-	98	n/m
Less: effect of deconsolidation of former subsidiaries	(121)	-	n/m	(121)	-	n/m
Add: amortization of debt discount	-	493	n/m	-	637	n/m
Less: reduction in income tax attributable to amortization of debt discount	-	(123)	n/m	-	(159)	n/m
Adjusted net income	5,825	1,913	-67%	11,265	7,061	-37%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income/(Loss) Margin

In RUB millions
	U.S. GAAP Actual Net Income/(loss)	Net Income/ (Loss) Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended June 30, 2020	(3,658)	-8.8%	12,143	8,485	20.5%	22.8%
Six months ended June 30, 2020	1,837	2.1%	18,795	20,632	23.3%	26.2%

(1)	Net income/(loss) margin is defined as net income/(loss) divided by total revenues.
(2)	Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, one-off restructuring expenses, interest income, interest expense, loss from equity method investments, other loss/(income), net and income tax expense. For a reconciliation of adjusted EBITDA to net income/(loss), please see the table above.
(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income/(Loss) Margin

In RUB millions
	U.S. GAAP Actual Net Income/(loss)	Net Income/ (Loss) Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended June 30, 2020	(3,658)	-8.8%	5,571	1,913	4.6%	5.1%
Six months ended June 30, 2020	1,837	2.1%	5,224	7,061	8.0%	8.9%

(1)	Net income/(loss) margin is defined as net income/(loss) divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses/(gains) as adjusted for the reduction/(increase) in income tax attributable to the losses/(gains), one-off restructuring expenses and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income/(loss), please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru